UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 (Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 001-39054

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Envista Holdings Corporation Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Envista Holdings Corporation
200 S. Kraemer Blvd., Building E
Brea, CA 92821-6208
714-817-7000

ENVISTA HOLDINGS CORPORATION SAVINGS PLAN
TABLE OF CONTENTS
FORM 11-K

Report of Independent Registered Public Accounting Firm

To the Benefits Committee and Participants of
Envista Holdings Corporation Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Envista Holdings Corporation Savings Plan (the “Plan”) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Opinion on the Supplemental Information
The supplemental information included in Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in accordance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Moss Adams LLP

Los Angeles, California
June 23, 2022

We have served as the Plan’s auditor since 2020.

ENVISTA HOLDINGS CORPORATION SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2021 AND 2020
($ in thousands)

ASSETS	2021	2020
Investments
Plan interest in the Master Trust	$—	$460,812.4
Money market funds	38.2	—
Envista stock fund	2,371.1	—
Danaher stock fund	75,035.7	—
Mutual funds	21,502.9	—
Common/collective trusts	420,814.2	—
Self-directed brokerage account	32,869.6	—
Total Investments	552,631.7	460,812.4
Receivables:
Employer contributions	6,377.4	5,914.3
Notes receivable from participants	6,315.6	7,800.8
Total receivables	12,693.0	13,715.1
NET ASSETS AVAILABLE FOR BENEFITS	$565,324.7	$474,527.5

See the accompanying notes to the financial statements.

ENVISTA HOLDINGS CORPORATION SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2021
($ in thousands)

ADDITIONS
Contributions:
Participants	$25,725.0
Rollovers	8,159.3
Employer	17,884.9
Total contributions	51,769.2
Interest income on notes receivable from participants	456.9
Net appreciation of the fair value of investments	87,769.3
Interest and dividend income	1,315.9
Total additions	141,311.3

DEDUCTIONS
Benefit payments	50,135.3
Administrative expenses	378.8
Total deductions	50,514.1

NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	90,797.2

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of period	474,527.5
End of year	$565,324.7

See the accompanying notes to the financial statements.

ENVISTA HOLDINGS CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE PLAN

The following description of the Envista Holdings Corporation Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established on December 18, 2019, for eligible full-time and part-time non-union employees of Envista Holdings Corporation (“Envista,” the “Company” or the “Plan Sponsor”) and its subsidiaries. Prior to December 18, 2019, certain Envista employees participated in the Danaher Corporation & Subsidiaries Savings Plan (the “Danaher Plan”). On December 18, 2019, Envista employees participating in the Danaher Plan became participants of the Plan and their account balances in the Danaher Plan were subsequently transferred into the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”). On September 28, 2020, the Envista Holdings Corporation Union Savings Plan merged into the Plan (the “Plan Merger”). The Plan Merger resulted in assets transferred of approximately $5.0 million into the Plan. After the Plan Merger, eligible union and non-union employees can participate in the Plan.

The Plan is administered by the Benefits Committee of Envista (the “Committee”) which has overall responsibility for the operation and administration of the Plan. The Committee determines the appropriateness of the Plan’s investment offerings and monitors investment performance. Fidelity Workplace Services LLC provides recordkeeping and related services to the Plan and Fidelity Management Trust Company is the trustee to the Plan (together, “Fidelity”).

As of December 31, 2020, all assets of the Plan were held in the Envista Holdings Corporation Savings Plan and Union Savings Plan Master Trust (the “Master Trust”). The Master Trust was established by the Company effective December 18, 2019. Due to the Plan Merger, the Master Trust was dissolved as of January 1, 2021. As of December 31, 2021, all assets of the Plan were held directly by the Plan. Refer to Note 3 for additional information regarding the Master Trust.

Contributions

Employee Contributions – Eligible participants may contribute up to 75% of their eligible compensation (subject to annual maximums). Employee contributions and the earnings or losses thereon are fully vested at all times. For the non-union employees, the Plan has an auto-enrollment feature whereby, unless a newly-hired employee affirmatively elects otherwise, contributions equal to five percent of eligible compensation are made into the Plan beginning with the payroll period beginning on the 45th day following the date that they are notified of this feature, or as soon as administratively practicable thereafter. Effective September 28, 2020, the Plan was amended to allow union employees to be eligible for the Plan, however, union employees are not auto-enrolled in the Plan.

Employer Contributions – Non-Union Participants
Non-union participants are immediately eligible to receive Company safe harbor matching contributions each payroll period of 100% of the first 3% of eligible compensation contributed by the participant plus 50% of the next 2% of eligible compensation contributed. Employees are immediately 100% vested in all safe harbor contributions. Company safe harbor matching contributions made during the 2021 plan year were $11.2 million.

For non-union employees, in addition to the Company’s safe harbor contributions, after participants complete one year of continuous service, the Company may make additional retirement contributions on behalf of the participants. This discretionary contribution may equal up to 2% of eligible participants’ eligible pay. The Company made discretionary contributions in the amount of $5.5 million for the 2021 plan year in February 2022. In addition, retirement contributions of up to 2% of annual eligible earnings above the Social Security wage base and below the maximum eligible wages as determined by the Internal Revenue Service (“IRS”) may be contributed by the Company to participants’ accounts subsequent to the Plan year end. In February 2022, the Company contributed $0.9 million into the Plan for the 2021 plan year, which was based on total 2021 eligible earnings. The Company’s discretionary retirement contributions are determined at the discretion of the Plan Sponsor. With respect to all discretionary retirement contributions, participants generally become fully vested on the earlier of completing three years of service, retirement at or after age 65, complete disability or death.

Employer Contribution – Union Participants

Union participants are eligible for Company matching contributions and additional non-elective employer contributions upon completion of one year of service. Union employees receive matching contributions and additional non-elective employer contributions per the terms of the applicable collective bargaining agreement. Company matching contributions and non-elective employer contributions made during the 2021 plan year were $81,986 and $190,894, respectively. Generally, participants become fully vested with respect to the employer contributions upon completion of three years of service, attainment of age 65, death, complete disability, or as required pursuant to the terms of the applicable collective bargaining agreement.

Forfeitures

A participant’s non-vested balance is forfeited at the time of termination of employment. Forfeitures may be used to pay Plan expenses or to offset future Company contributions.  If a participant is rehired within five years after termination, their forfeited amount is reinstated. During 2021, $22,500 of the forfeiture fund was used to pay for certain plan administrative expenses. As of December 31, 2021 and 2020 forfeiture balances were $322,301 and $133,181, respectively.

Benefit Payments

A participant who attains normal retirement age (age 65) shall be entitled to payment of the balance in their account. A participant who remains employed after attainment of normal retirement age shall continue to participate under the same terms and conditions as applied prior to reaching normal retirement age. A participant must begin receiving distributions no later than April 1, following the later of the year in which they retire from the Company or the calendar year in which they reach the age of 72 (for participants who attained age 70 ½ before January 1, 2020).

The beneficiary or beneficiaries of a deceased participant shall be entitled to payment of the participant’s account balance within a reasonable period of time after the participant’s death.

Upon total and permanent disability, a participant shall be entitled to payment of the balance in their account within a reasonable period of time after termination of employment.

Upon a participant’s termination of employment for reasons other than as specified above, a participant is entitled to payment of their vested account balance. If the vested value of the participant’s account is $1,000 (applied separately to Roth and non-Roth balances) or less, payment will automatically be made in a single lump sum. If the vested value of the participant’s Roth or non-Roth balances is greater than $1,000 and does not exceed $5,000, Fidelity will automatically rollover the Roth or non-Roth balances to a separate Fidelity Individual Retirement Account. If the vested value of the participant’s account is more than $5,000, the participant must contact Fidelity to request a distribution.

Eligible participants may request a withdrawal of all or a portion of their vested account while still working for the Company, subject to certain limitations and tax penalties. During 2020, the Plan adopted the relief under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) that allowed participants impacted by COVID-19 to elect to receive a coronavirus-related distribution of up to the lesser of $100,000 or their vested account balance without regard to early payment tax penalties. Amendments to the Plan to reflect the CARES Act relief will be adopted by the required deadlines which is no later than December 31, 2022.

Notes Receivable from Participants

A participant may receive a loan from the Plan in accordance with the policy established by the Plan Sponsor. Any such loan or loans shall not exceed the lesser of 50% of the participant’s vested account balance or $50,000 reduced by the participant’s highest outstanding loan balance in the Plan during the one-year period ending on the day before the loan is made. The Committee establishes the maximum maturity period that is permitted to prevent the loan from being treated as a distribution.

The interest rate for any loan is a minimum of 1% over the Federal prime rate as published on the last business day of the month by the Federal Reserve and is fixed for the term of each loan. Repayment terms are generally one to five years. Interest and principal payments are deducted from participants’ paycheck each pay period and are credited to participants’ Plan accounts according to their investment election for new contributions in effect at the time repayments are made. The entire loan balance may be paid in full without penalty at any time, by certified check, cashier’s check, or money order.

During 2020, the Plan adopted the relief under the CARES Act that allowed loan repayments to be suspended for participants adversely impacted by COVID-19. Consistent with the requirements of the CARES Act, loan repayments were restarted in 2021. Amendments to the Plan to reflect the CARES Act relief will be adopted by the required deadlines which is no later than December 31, 2022.

Participant Accounts

Each participant account is credited with the participant’s contributions, employer contributions, and an allocation of Plan earnings or losses, and is charged quarterly with administrative expenses and recordkeeping fees. The benefit to which a participant is entitled is the participant’s vested account.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Plan Sponsor, as provided by the Plan’s provisions. Expenses relating to purchases, sales or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate.

Termination of the Plan

Although the Company, as the Plan Sponsor, has not expressed an intention to do so, the Plan may be terminated at any time. In the event of termination of the Plan, the account balances of participants as of the date of termination shall immediately become vested.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities and changes therein, and the related disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

Investment securities are exposed to various risks such as interest rates, credit risk and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits. Given all these factors and the dynamic nature of and volatility in the U.S. financial markets, it is difficult to predict the future impact to the values of the Plan’s investments.

Notes Receivable from Participants

Notes receivable from participants represent participant loans and are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make loan repayments and has reached a distributable event, the loan balance is reduced and a benefit payment is recorded.

Investments

Investments are reported at fair value. Fair value is the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis, while dividends are recorded on the ex-dividend date. The income of each fund is reinvested in that fund.

Payment of Benefits

Benefits are recorded when paid.

NOTE 3. MASTER TRUST

Prior to January 1, 2021 the Plan’s assets were held in a Master Trust whereby investments were held collectively for the defined contribution plans maintained by the Plan Sponsor. Each participating plan’s interest in the investment funds of the Master Trust were based on account balances of the participants and their elected funds within each participating plan.

The Master Trust assets were allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. Due to the Plan Merger, the Master Trust was dissolved as of January 1, 2021. As of December 31, 2021, all assets of the Plan were held directly by the Plan.

The following summarizes the value of the net assets of the Master Trust and the Plan’s interest in each investment as of December 31, 2020 ($ in thousands):

	December 31, 2020
	Master Trust Balances	Plan’s Interest In The Master Trust
Money market funds	$27.7	$27.7
Stock funds
Envista stock fund	1,507.6	1,507.6
Danaher stock fund	60,732.5	60,732.5
Mutual funds	51,695.3	51,695.3
Common/collective trusts	325,895.5	325,895.5
Self-directed brokerage account	20,953.8	20,953.8
Total investments in Master Trust, at fair value	$460,812.4	$460,812.4

Refer to Note 4 for the table that sets forth by level, within the fair value hierarchy, the Master Trust’s net investments as of December 31, 2020.

NOTE 4. FAIR VALUE MEASUREMENTS

Accounting standards define fair value based on an exit price model, establish a framework for measuring fair value where the Plan’s assets and liabilities are required to be carried at fair value and provide for certain disclosures related to the valuation methods used within a valuation hierarchy. This hierarchy prioritizes the inputs into three broad levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, or other observable characteristics for the asset or liability, including interest rates, yield curves and credit risks, or inputs that are derived principally from, or corroborated by, observable market data through correlation. Level 3 inputs are unobservable inputs based on our assumptions. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Plan provides for some investments that are valued using Net Asset Value (“NAV”) as a practical expedient. However, none of these investments have limits on their redemption. Investments valued using NAV as a practical expedient consist primarily of common collective trusts which allow the Plan to allocate investments across a broad array of types of funds and diversify the portfolio.

The fair values of the Plan’s investments as of December 31, 2021, by asset category, were as follows ($ in thousands):

	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Money market funds	$38.2	$—	$—	$38.2
Stock funds:
Envista Stock Fund	2,371.1	—	—	2,371.1
Danaher Stock Fund	75,035.7	—	—	75,035.7
Mutual funds	21,502.9	—	—	21,502.9
Self-directed brokerage account	32,869.6	—	—	32,869.6
	$131,817.5	$—	$—	$131,817.5
Investments measured at NAV as a practical expedient
Common/collective trusts				420,814.2
Total investments in the Plan, at fair value				$552,631.7

The fair values of the Master Trust’s investments as of December 31, 2020, by asset category, were as follows ($ in thousands):

	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Money market funds	$27.7	$—	$—	$27.7
Stock funds:
Envista Stock Fund	1,507.6	—	—	1,507.6
Danaher Stock Fund	60,732.5	—	—	60,732.5
Mutual funds	51,695.3	—	—	51,695.3
Self-directed brokerage account	20,953.8	—	—	20,953.8
	$134,916.9	$—	$—	$134,916.9
Investments measured at NAV as a practical expedient (a)
Common/collective trusts				325,895.5
Total investments in the Master Trust at fair value				$460,812.4
(a) The fair value amounts presented in the table above are intended to permit reconciliation of the fair value hierarchy to the total of investments in the Master Trust at fair value as presented in Note 3.

Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value.

•Money market funds and mutual funds are valued at the quoted closing price reported on the active market on which the individual securities are traded.

•The Envista Stock Fund consists of shares of the Company’s stock and short-term money market investments and is valued based on the quoted market price of the investments. The Plan restricts each participant’s holdings in the Envista Stock Fund to no more than 25% of their account balance.

•The Danaher Stock Fund consists of shares of Danaher’s stock and short-term money market investments and is valued based on the quoted market price of the investments. The Danaher Stock Fund is frozen to new contributions by participants.

•The self-directed brokerage accounts consist of common stock, mutual funds and other investments, which are valued at the last reported sales price on the last business day of the year, and uninvested cash, which is recorded at carrying value as maturities are less than three months.

•The common/collective trusts are valued at NAV as a practical expedient based on the Plan’s interest, represented by investment units, in the underlying investments held within the trust that are traded in an active market by the trustee.

The methods described above may produce a fair value estimate that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes the valuation methods are appropriate and consistent with the methods used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 5. TAX STATUS OF THE PLAN

The Company filed an application with the IRS on October 9, 2020 seeking a determination that the Plan satisfies the tax-qualification requirements of Code Section 401(a). Although the application with the IRS remains pending, the Plan Sponsor believes the Plan has been designed in accordance with the applicable requirements of the Code and necessary steps have been taken to comply with the Code and therefore, believes the Plan is qualified and the related trust is tax-exempt.

Accounting standards require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan and has concluded that there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of the Plan for any tax periods in progress.

NOTE 6. RELATED PARTY TRANSACTIONS AND PARTIES IN INTEREST TRANSACTIONS

Certain investments are held in shares of mutual funds issued by affiliates of Fidelity. In addition, the Plan paid Fidelity administrative expenses in the amount of $356,347 during the year ended December 31, 2021. Fidelity is the trustee as defined by the Plan; therefore, these are party in interest transactions. Additionally, as of December 31, 2021 and 2020, the Plan and Master Trust held 52,575 and 44,636 shares of Envista common stock within the Envista Stock Fund, respectively.

SUPPLEMENTAL INFORMATION

ENVISTA HOLDINGS CORPORATION SAVINGS PLAN
EIN: 83-2206728, PLAN NO. 001
FORM 5500, SCHEDULE H, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2021

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	Vanguard Federal Money Market Fund Investor Shares	Money Market		$38,175

*	Envista Stock	Envista Stock Fund		$2,369,025
*	Envista Stock Purchase Account	Envista Stock Fund		2,082
	Total			$2,371,107

	Danaher Stock	Danaher Stock Fund		$74,792,309
	Danaher Stock Purchase Account	Danaher Stock Fund		243,436
	Total			$75,035,745

	PIMCO Total Return Fund Institutional Class	Mutual Fund		$18,437,259
	PIMCO Inflation Response Multi-Asset Fund Institutional	Mutual Fund		3,065,685
	Total			$21,502,944

	Self-Directed Brokerage Account	Self-Directed Brokerage Account		$32,869,560

	T. Rowe Price Blue Chip Growth Trust (Class T1)	Common/ Collective Trust		$65,385,672
	BlackRock Life Path Index 2065 Non-Lendable Fund M	Common/ Collective Trust		815,253
	GW&K Small/Mid Cap Core Equity Collective Investment Fund	Common/ Collective Trust		34,531,324
	Arrowstreet International Equity ACWI ex US CIT - Class A	Common/ Collective Trust		14,250,791
	The London Company Income Equity Collective Trust Class 1	Common/ Collective Trust		15,531,882
	BlackRock Equity Index Non-Lendable Fund M	Common/ Collective Trust		46,998,004
	BlackRock MSCI ACWI ex-U.S. IMI Index Non-Lendable Fund R	Common/ Collective Trust		8,965,155
	BlackRock Russell 2500 Index Non-Lendable Fund M	Common/ Collective Trust		7,444,475
	BlackRock U.S Debt Index Non-Lendable Fund M	Common/ Collective Trust		4,662,716
	BlackRock LifePath Index Retirement Non-Lendable Fund M	Common/ Collective Trust		11,856,807
	BlackRock LifePath Index 2025 Non-Lendable Fund M	Common/ Collective Trust		21,340,151
	BlackRock LifePath Index 2030 Non-Lendable Fund M	Common/ Collective Trust		26,316,771
	BlackRock LifePath Index 2035 Non-Lendable Fund M	Common/ Collective Trust		31,472,248
	BlackRock LifePath Index 2040 Non-Lendable Fund M	Common/ Collective Trust		32,686,732
	BlackRock LifePath Index 2045 Non-Lendable Fund M	Common/ Collective Trust		34,079,553
	BlackRock LifePath Index 2050 Non-Lendable Fund M	Common/ Collective Trust		19,808,823
	BlackRock LifePath Index 2055 Non-Lendable Fund M	Common/ Collective Trust		12,121,007
	BlackRock LifePath Index 2060 Non-Lendable Fund M	Common/ Collective Trust		4,344,162
*	Fidelity Managed Income Portfolio II Class 1	Common/ Collective Trust		28,202,694
	Total			$420,814,220

*	Participant loans	Interest rates range from 4.25% to 9.25% with maturity at various dates through July 2045		$6,315,561

*	Parties-in-interest.
**	Historical cost is not required for participant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENVISTA HOLDINGS CORPORATION SAVINGS PLAN

June 23, 2022	By:	/s/ Amanda Devery
Amanda Devery
Member of the Benefits Committee for the Envista Holdings Corporation Savings Plan

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Moss Adams LLP, Independent Registered Public Accounting Firm